82-34796

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

RECEIVED

2007 JUL 25 A 7:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025454

SUPPL

July 10, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

7/25

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

July 10, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

UNIVAR

CVC Capital Partners | GLOBAL PRIVATE EQUITY

INITIAL ANNOUNCEMENT OF ULYSSES OFFER

This is a joint press release of Univar N.V. and Ulysses Luxembourg S.a.r.l. pursuant to the provisions of Section 9b, sub-section 2.a, of the Dutch Securities Trade Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). This is not a public announcement that a public offer is to be made, but that agreement has been reached on the terms and conditions of a public offer as set forth in this announcement. Not for release, distribution or publication, in whole or in part, in or into the United States of America, Australia, Canada or Japan.

Rotterdam, Amsterdam, the Netherlands - 9 July 2007

Intended recommended cash offer of EUR 53.50 per share for Univar

The Boards of Univar N.V. ("Univar" or "the Company") and Ulysses Luxembourg S.a.r.l. ("Ulysses") announce that Univar and Ulysses have entered into a Merger Protocol whereby Ulysses has committed that a wholly-owned Dutch subsidiary of Ulysses (the "Offeror") will make an offer (the "Offer") for all of the issued and outstanding ordinary shares in Univar ("Ordinary Shares") for EUR 53.50 in cash, cum dividend, per Ordinary Share (the "Transaction") subject to certain terms and conditions. Ulysses is a company controlled by funds advised and managed by CVC Capital Partners ("CVC").

Transaction Highlights

- The Offer price of EUR 53.50 per Ordinary Share, cum dividend, implies a premium of approximately 37.3 % to the closing price of the Ordinary Shares on 6 July 2007, the business day before this press release, and a premium of approximately 36.1 % to the average closing share price of the Ordinary Shares over the 30 trading days prior to 6 July 2007. The Offer is cum dividend: no dividend for 2007 will be distributed by Univar and no further dividends are expected to be declared prior to the completion of the Offer. On the basis of the Offer price, Univar's issued and outstanding capital is valued at approximately EUR 1,516 million.

- Univar's major shareholder HAL Holding N.V. ("HAL"), holding approximately 26.6% of the issued ordinary shares of Univar, had already committed to tender its shares to Ulysses before the Company was approached by Ulysses. The irrevocable undertaking by HAL contains certain customary undertakings and conditions including that HAL will not tender its shares to any third party offeror at a price below the Offer price plus EUR 4 per Ordinary Share, within a customary time frame.

- The Supervisory Board and the Management Board of Univar, having carefully taken into account the interests of all stakeholders, have negotiated the terms and conditions of Ulysses' proposed offer and have secured certain customary undertakings from Ulysses for the protection of the interests of Univar's stakeholders. The Supervisory and the Management Boards have concluded that the Offer is fair from a financial point of view and will unanimously recommend the Offer to Univar shareholders, when made.

- The proposed Transaction is expected to complete during the third quarter of 2007.

Rationale for the Offer

CVC will provide Univar with resources to help Univar accelerate its growth strategy, which comprises inter alia both organic growth and growth through acquisitions. The intended Offer provides current shareholders the opportunity to sell their interest in Univar at an attractive premium providing the opportunity to realise immediate future value of their shares.

CVC supports the current strategy of Univar's management with a focus on volume growth, internal improvement projects and a selective acquisition strategy. CVC intends to incorporate additional longer term investment initiatives to support continued sales growth and improvement initiatives and is keen to explore complementary and strategic acquisitions, in particular in Europe and Asia/Middle East. CVC endorses the recent acquisition of CHEMCENTRAL Corporation and its ongoing integration with the existing business. CVC plans to contribute to the envisaged value-driven growth strategy by leveraging its extensive Asian and European network.

Strategy, governance and organisation

Ulysses intends to manage the Company with a one-tier board structure following completion of the Offer. Upon completion of the Offer, the Board of Directors of Univar would be composed of the current CEO (Gary Pruitt), three directors nominated by Ulysses and at least one member who will be fully independent of the shareholders and management. Mr Holsboer, a member of the Management Board, and the members of the current Supervisory Board, will step down upon completion of the Transaction.

Ulysses has committed to support Univar's current strategy, The Offer is not expected to adversely affect the existing employment level and employment conditions of Univar. Ulysses has accepted certain undertakings to protect the interest of Univar and its employees, which the Boards consider particularly important. Changes to certain aspects of the current strategy or these undertakings will be subject to the approval of the independent board member(s) and the CEO.

Ulysses's current plan is for Univar to continue its operations as an independent company under its present name and Ulysses has committed itself to keep the business of Univar materially intact under one central management.

Upon completion of the Offer, Ulysses will fund acceptances under the Offer through a combination of equity and debt. Ulysses has committed itself to maintain a healthy capital and debt structure in order to support Univar's current business strategy.

Parcom Ventures ("Parcom") is acting as co-investor in the equity investment of Ulysses. Parcom is the private equity arm of ING and has been running an international portfolio of private equity investments for over 25 years.

Ulysses has invited certain Univar senior managers to participate in the share capital of the entity holding the shares of Univar after a successful Offer. Ulysses also intends to provide key personnel of Univar with the opportunity to participate in the share capital of the entity mentioned above.

Subject to the Offer being declared unconditional and the Offeror holding at least 95% of Univar's issued and outstanding share capital, it is intended that, in consultation with Euronext, the listing of Ordinary Shares will be cancelled as soon as possible. In addition, dependent on the number of Ordinary Shares obtained by the Offeror as a result of the Offer, the Offeror expects to initiate a squeeze-out procedure as referred to in articles 2:92a or 2:201a of the Dutch Civil Code in order to acquire the remaining Ordinary Shares held by minority shareholders or to take such other steps to

cancel the listing and/or acquire Ordinary Shares that were not tendered under the Offer, including, without limitation, effecting a legal merger (*juridische fusie*).

Conditions precedent

The commencement of the Offer is subject to the satisfaction or waiver, as the case may be, of certain pre-Offer conditions customary for this type and size of transaction.

The Offer will be subject to certain customary conditions for a transaction of this type including, but not limited to the conditions that (1) at least 95% of Univar's issued and outstanding share capital has been tendered, (ii) approval by the relevant competition authorities has been obtained, and (iii) no material adverse change with respect to the business of Univar has occurred.

Merger Protocol

Following meetings with Ulysses and further meetings of the Univar Supervisory Board, an agreement on the intended Offer as announced today has been reached between Ulysses and Univar. As a result, Univar and Ulysses entered into a merger protocol (the "Merger Protocol") which was signed on 8 July 2007.

Indicative timetable

It is expected that the Offeror and Univar will reach agreement on the exact terms of the intended Offer within the coming weeks.

The offering memorandum, containing the terms and conditions of the Offer (the "Offering Memorandum"), to be issued in connection with this Transaction, is expected to be published in August 2007.

Relevant bodies notified

Management and staff of the companies involved, the unions concerned, The Netherlands Authority for the Financial Markets (AFM), Euronext Amsterdam N.V., the relevant competition authorities and the Secretary of the Social and Economic Council have been or will be duly notified of the intended Offer.

Advisors

N M Rothschild & Sons Limited is acting as financial advisor to Univar. De Brauw Blackstone Westbroek is acting as legal advisor to Univar.

ING Corporate Finance, Bank of America and Deutsche Bank are acting as financial advisors to CVC. Freshfields Bruckhaus Deringer is acting as legal advisor to CVC, whilst Kirkland & Ellis advise on the financing of the proposed Offer and Sullivan & Cromwell LLP on US legal matters.

About Univar

Univar N.V. is the world's leading independent distributor of industrial chemicals and provider of related specialty services.

Univar operates a network of over 200 distribution centres, spread primarily across the United States, Canada, Europe and Asia. In 2006, Univar had pro forma sales of approximately US$8 billion (pro forma including full-year results of CHEMCENTRAL, acquired in Q2 2007). Univar has approximately 8,000 employees.

About CVC

CVC is a leading global private equity and investment advisory firm founded in 1981, with a network of 18 Offices and 160 employees throughout Europe, Asia and the United States. CVC is currently investing from CVC Fund IV, CVC Asia II and CVC Tandem Fund having approximately $30 billion under management. The CVC team's local knowledge and extensive contacts underpin a 25-year proven track record of investment success. CVC has the ability to bring an enormous amount of cross-border resources together quickly to focus on winning transactions. The current European portfolio totals 36 investments and includes: AVR-Van Gansewinkel, a European top player in fully integrated waste management; VolkerWessels, a leading Dutch construction company; Formula One, the world's leading motor sport rights management business; Cortefiel, one of the largest specialised clothing retailers in Spain; Debenhams, Britain's leading department store group; and Seat Pagine Gialle, the leading directories business in Italy. The current Asian portfolio totals 10 investments and includes PBL Media, Australia's largest diversified media group (including Channel Nine and NineMSN) and DCA, Australia's leading healthcare company.

Press Enquiries

Univar

Media:
Wouter van de Putte (Citigate First Financial): +31 20 575 4019

Investor Relations:
Gregg Sloate (Univar): +1 310 722 1363

CVC

Frans van der Grint / Edwin van Wijk (Hill & Knowlton – The Netherlands): + 31 20 404 4704

Notes:

This announcement may contain forward-looking statements. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As such, they are not guarantees of future performance and are not intended to give any assurances as to future results.

This announcement does not constitute, or form any part of, an offer, or any solicitation of any offer, to buy or subscribe for any securities of Univar N.V. or any other securities, nor shall it (or any part of it) form the basis of, or be relied upon in connection with, any contract therefor. In the event that such an offer is made, details of the offer will be set out in an Offer Memorandum, which will contain the full terms and conditions of the offer including how the offer can be accepted, and which will be made available to all holders of securities of Univar N.V. free of charge.

This announcement is an advertisement and not a prospectus and holders of ordinary shares in Univar N.V. should not make any decisions except on the basis of the information contained in the offer memorandum to be published in due course.

In particular, this announcement does not constitute an offer of, or the solicitation of any offer to buy or subscribe for, any shares in Univar N.V. to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and therefore persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. In particular, this announcement is not for distribution in or into the United States of America, Australia, Canada and Japan. Furthermore,

in the event that an offer is made, it will not be made directly or indirectly, in or into the United States of America, Australia, Canada and Japan.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

END